Exhibit 99.1

Press Release

HUTCHMED Initiates Phase III Trial of HMPL-760 in Patients with Relapsed/Refractory Diffuse Large B-cell Lymphoma in China

Hong Kong, Shanghai & Florham Park, NJ —   Monday, March 23, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it has initiated a registrational Phase III clinical trial of HMPL-760 in combination with R-GemOx (rituximab, gemcitabine and oxaliplatin) in patients with relapsed/refractory diffuse large B-cell lymphoma (“DLBCL”) in China. The first patient received the first dose on March 20, 2026.

DLBCL is the most common form of aggressive non-Hodgkin lymphoma (“NHL”) worldwide, accounting for approximately 40% of all NHL cases in China.1  In 2022, approximately 81,000 new cases of NHL are estimated to have been diagnosed in China.2 Bruton’s tyrosine kinase (“BTK”) is considered a validated target for drugs that aim to treat certain hematological cancers. HMPL-760 is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK.

The trial is a randomized, double-blind, positive controlled Phase III study to evaluate the efficacy, safety, and pharmacokinetics (“PK”) of HMPL-760 in combination with R-GemOx versus placebo in combination with R-GemOx in DLBCL patients who are relapsed or refractory after prior treatment with first-line systemic chemotherapy, immunotherapy, or immunochemotherapy regimens and ineligible for transplantation. Primary outcome measures include investigator-assessed progression-free survival (“PFS”) and overall survival (“OS”). Secondary outcome measures include independent review committee (“IRC”)-assessed PFS, IRC- and investigator-assessed objective response rate (“ORR”), complete response rate (“CRR”), duration of response (DoR), clinical benefit rate (CBR), time to response (TTR), safety and PK characteristics. Additional details may be found at clinicaltrials.gov, using identifier NCT07409428.

This registrational trial plans to enroll approximately 240 patients and is being led by principal investigator Professor Weili Zhao, Vice President of Ruijin Hospital Affiliated to Shanghai Jiao Tong University School of Medicine and Director of the Shanghai Institute of Hematology.

About HMPL-760

HMPL-760 is an investigational, non-covalent, third generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. BTK C481S mutation plays an important role in resistance to certain BTK inhibitors. 3,4

A randomized, double-blind Phase II study (NCT06601504) evaluating HMPL-760 in combination with R-GemOx in patients with relapsed/refractory DLBCL has demonstrated encouraging improvements in ORR, CRR, PFS and OS compared to R-GemOx alone, with a manageable safety profile and no unexpected safety signal. These encouraging results supported the initiation of this registrational Phase III trial.

HUTCHMED currently retains all rights to HMPL-760 worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of HMPL-760 for the treatment of DLBCL and the further development of HMPL-760 in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support a new drug application submission of HMPL-760 for the treatment of DLBCL or other indications in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of HMPL-760, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for HMPL-760 and the timing of these events. In addition, as certain studies rely on the use of other drug products such as R-GemOx as combination therapeutics with HMPL-760, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 689 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000

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REFERENCES

1.	Li XQ, Li GD, Gao ZF, et al. Distribution pattern of lymphoma subtypes in China: A nationwide multicenter study of 10002 cases. J Diagn Concepts Pract. 2012; 11(02):111-115.
2.	The Global Cancer Observatory, China fact sheet. https://gco.iarc.who.int/media/globocan/factsheets/populations/160-china-fact-sheet.pdf. Accessed December 3, 2025.
3.	Woyach JA, Ruppert AS, Guinn D, et al. BTKC481S-Mediated Resistance to Ibrutinib in Chronic Lymphocytic Leukemia. J Clin Oncol. 2017;35(13):1437-1443. doi:10.1200/JCO.2016.70.2282.
4.	Woyach JA, Huang Y, Rogers K, et al. Resistance to Acalabrutinib in CLL is Mediated Primarily by BTK Mutations. Blood. 2019;134 (Supplement_1): 504. doi:10.1182/blood-2019-127674.